Filed Pursuant to Rule 253(g)(2)
File No. 024-12108

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 15 DATED OCTOBER 11, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

P34 Controlled Subsidiary - Los Angeles, CA

On August 2, 2019 we directly acquired ownership of a “wholly-owned subsidiary”, CNP 112, LLC (the “P34 Controlled Subsidiary”), for an initial purchase price of approximately $1,032,000 which was the initial stated value of our equity interest in the P34 Controlled Subsidiary (the “P34 Investment”). The P34 Controlled Subsidiary used the proceeds to close on the acquisition of one multi-tenant building containing four residential units totaling approximately 2,000 square feet of gross rentable area on an approximately 6,000 square foot lot (the “P34 Property”). Details of the acquisition can be found here.

The original business plan was to renovate units over time as tenants vacated, which would allow for the backfilling of these units with tenants who would lease the newly renovated units at market rents. The intention was for this to result in an overall increase in value of the asset over time. However, roughly one year into the hold period, only one tenant vacated the premises. This unit was renovated and leased at a market rent, creating value. Two other units vacated later in the hold period, however, these units were not re-leased, as the plans were to sell the asset. The P34 Property also experienced minor ongoing delinquency issues. Despite this, demand remained strong for this asset class toward the end of 2022 and into 2023, where eventually, market conditions became favorable for sale. Given that less tenants were vacating units than originally underwritten and this asset type no longer fit within the long term investment strategy of the fund, the decision was made to take advantage of market conditions and sell the asset.

On October 2, 2023, the P34 Controlled Subsidiary sold the P34 Property for a sales price of approximately $1,065,000 resulting in an internal rate return on the P34 Investment of approximately 0.61%.